Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2015
Income from Continuing Operations Before Income Taxes and Equity Income	$327.9
Add:
One-third of rents	5.4
Interest expense	30.2
Amortization of capitalized interest	5.7

Earnings from Continuing Operations	$369.2

Fixed charges:
One-third of rents	$5.4
Interest expense	30.2
Interest capitalized	19.6

Fixed Charges from Continuing Operations	$55.2

Ratio of Earnings to Fixed Charges from Continuing Operations	6.7

For purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes and equity income, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.